

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

January 14, 2009

By U.S. mail and facsimile

Mr. Steven J. Armond
Chief Financial Officer
American CareSource Holdings, Inc.
5429 Lyndon B. Johnson Freeway
Suite 700
Dallas, Texas 75240

> **Re:** **American CareSource Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Response Letter Dated October 16, 2008**
> **File No. 001-33094**

Dear Mr. Armond:

We have reviewed your filing and response letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page F-6

Note 1. Summary of Significant Accounting Policies, page F-6

Revenue recognition, page F-7

1. Please provide us with a more complete understanding of how you view your business model and define the arrangement using the terms found in paragraph 7 of EITF 99-19. Specifically, tell us who the Company views as the customer and the supplier in your transactions in addition to what services are being provided and what role the patient plays in the arrangement. If the ancillary services provided to the patient are excluded from the arrangement, help us understand

what the Company's costs of sales represent as it appears to be the only means in which the service provider is compensated for the ancillary services it has provided to the patient. If the patient is a party to the transaction as the customer, we are unable to understand how you have concluded that the Company is the primary obligor rather than the service provider.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services

cc: Jeffrey A. Baumel, Esq.
Via fax no. 973-912-7199